EXHIBIT 99.1

Galapagos and AbbVie restructure CF collaboration

Mechelen, Belgium, Chicago, US; 24 October 2018; 22.02   CET; regulated information - Galapagos NV (Euronext & NASDAQ: GLPG) and AbbVie, Inc (NYSE: ABBV) announce a restructuring of their cystic fibrosis (CF) alliance; AbbVie takes over all programs in CF and continues the development of a triple combination therapy for CF.

AbbVie will obtain exclusive worldwide rights to the current CF investigational drug candidate portfolio developed by the two companies in the course of the collaboration. The portfolio includes all potentiator and corrector candidates. AbbVie will be responsible for all future activities and will bear all costs associated with this portfolio in CF going forward.

Galapagos will receive an upfront payment of $45 million from AbbVie. Galapagos will be eligible to receive up to $200 million in additional milestone payments from AbbVie pending completion of certain development, regulatory, and commercial achievements in CF by AbbVie. In the event AbbVie receives regulatory approval and realizes commercial sales in CF, Galapagos is further eligible to receive royalties ranging from single digit to low teens. AbbVie further agrees to pay Galapagos tiered single digit royalties of global commercial sales, if approved, from these candidates achieved in indications outside of CF.

Galapagos retains exclusive global commercial rights to develop GLPG2737, a candidate C2 corrector, in all indications outside of CF. AbbVie is eligible for future milestone payments and tiered single digit royalties on future global commercial sales, if approved, in indications outside CF.

"We are very pleased with the outcome of our discussions with AbbVie regarding the future of the CF portfolio. We believe that AbbVie is well-equipped to further develop this CF portfolio and to come up with a competitive triple combination product for CF patients," said Onno van de Stolpe, CEO of Galapagos. "Galapagos' strength is new mode of action programs. Our pipeline is robust, and we will continue to focus our resources on these innovative programs."

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Galapagos' pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, osteoarthritis and other indications. Our target discovery platform has delivered three novel mechanisms showing promising patient results in, respectively, inflammatory diseases, idiopathic pulmonary fibrosis and atopic dermatitis. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 675 employees, operating from its Mechelen, Belgium headquarters and facilities in the Netherlands, France, Switzerland, the US and Croatia. More information at www.glpg.com.

Contact

Investors:
Elizabeth Goodwin
VP IR & Corporate Communications
+1 781 460 1784

Sofie van Gijsel
Director IR
+32 485 191415
ir@glpg.com

Media:
Evelyn Fox
Director Communications
+31 6 53 591 999
communications@glpg.com

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

Forward-looking statements
This release may contain forward-looking statements, including statements regarding the potential activity of, the anticipated timing of clinical studies with, and plans related to, GLPG1837, GLPG2196, GLPG2451, GLPG3067, GLPG2222, GLPG2851, GLPG3221, GLPG2737, GLPG2665 and GLPG3748 (or any combinations thereof); the timing, progression and/or results (including the reporting thereof) of such studies and plans; statements regarding potential triple combination therapies, including the timing of potential studies thereof; statements regarding the CF collaboration between Galapagos and AbbVie; statements regarding upfront payments and potential milestone and royalty payments under such CF collaboration agreement; and statements regarding interactions with regulatory authorities. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from the ongoing and planned clinical research programs in CF may not support registration or further development of GLPG1837, GLPG2196, GLPG2451, GLPG3067, GLPG2222, GLPG2851, GLPG3221, GLPG2737, GLPG2665 or GLPG3748, (or any combinations thereof), or potential triple combination therapies, due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including its collaboration partner for CF, AbbVie), and estimating the commercial potential of the CF product candidates. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on Form 20-F filed with the SEC and subsequent filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.